Exhibit 99.1

360 DigiTech Announces Pricing of Global Offering

Shanghai, China, November 23, 2022, 360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”), a Credit-Tech platform in China, today announced the pricing of its global offering (the “Global Offering”) of 5,540,000 Class A ordinary shares of the Company (the “Offer Shares”). The Global Offering comprises a Hong Kong public offering (the “Hong Kong Public Offering”) and an international offering (the “International Offering”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set as HK$50.03 per Offer Share. Based on the ratio of two Class A ordinary shares per Nasdaq-listed American depositary shares (the “ADSs”), the Offer Price translates to approximately US$12.75 per ADS based on an exchange rate of HK$7.8499 to US$1.00.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on Tuesday, November 29, 2022 under the stock code “3660.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

In addition, the Company has granted an over-allotment option to the international underwriters, exercisable by the joint global coordinators (for themselves and on behalf of the international underwriters), from the date on which the Company’s Class A ordinary shares are listed on the Hong Kong Stock Exchange until December 23, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to purchase up to an aggregate of 830,000 additional Class A ordinary shares of the Company at the Offer Price.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$277.2 million (assuming that the over-allotment option is not exercised). The Company plans to use the net proceeds from the Global Offering for its research and development to enhance its technology and credit assessment capabilities, and develop more diversified technology solutions in response to the evolving needs of financial institutions and fine-tune its services and solutions; for further penetrating the Credit-Tech Industry and expanding user base; and for general corporate purposes and working capital needs.

Citigroup Global Markets Asia Limited and China International Capital Corporation Hong Kong Securities Limited are the joint sponsors for the proposed Global Offering. Citigroup Global Markets Asia Limited and China International Capital Corporation Hong Kong Securities Limited act as the joint global coordinators for the proposed Global Offering. Citigroup Global Markets Asia Limited (in relation to the Hong Kong Public Offering only), Citigroup Global Markets Limited (in relation to the International Offering only) and China International Capital Corporation Hong Kong Securities Limited, CCB International Capital Limited, Futu Securities International (Hong Kong) Limited, and Tiger Brokers (HK) Global Limited are the joint bookrunners for the proposed Global Offering. Citigroup Global Markets Asia Limited (in relation to the Hong Kong Public Offering only), Citigroup Global Markets Limited (in relation to the International Offering only) and China International Capital Corporation Hong Kong Securities Limited, CCB International Capital Limited, Futu Securities International (Hong Kong) Limited, Tiger Brokers (HK) Global Limited, and Livermore Holdings Limited are the joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated November 17, 2022 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, the United States of America (Tel: 800-831-9146); and China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Attention: Project Enabler, or by email at IB_Enabler@cicc.com.cn.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the prospectus of the Company dated November 18, 2022.

About 360 DigiTech

Established in 2016, 360 DigiTech is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: ir.360shuke.com

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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